CONFIDENTIAL

CHISOS

ALTERNATIVE CAPITAL FOR FOUNDERS

APRIL 2021

A Great Investment Opportunity & Catalyst for Entrepreneurship

ADDRESSING A BIG PROBLEM WITH AN IMPACT MISSION	Startup Capital is inaccessible for most entrepreneurs, resulting in missed investment opportunities and a homogenous startup world
SCALABLE FINTECH INVESTING PLATFORM	Building a portfolio of 250+ investments, and a licensing revenue model to promote entrepreneurship globally
HIGHLY FAVORABLE INVESTOR TERMS	3X preferred distribution waterfall for WeFunder investors @ $15mm valuation ($12.5mm early bird)

CHISOS × WEFUNDER

83%

of new businesses are failed by existing funding options.



Great Ideas Never See the 'Light of Day'

Banks / Traditional Debt

~16% of business funding

...and only serve businesses with successful operating history or hard assets.

Chisos fills a massive gap for funding needs



SOURCE OF STARTUP CAPITAL (% OF U.S. FOUNDERS)
OTHER (HELOC, Grants, Etc.)
9.5%
VENTURE CAPITAL
0.5%
PERSONAL CREDIT CARD
9.1%
BUSINESS BANK LOANS
16.5%
PERSONAL & FAMILY SAVING
64.4%

Venture Capital / Equity

lacks diversity* AND only accounts for **0.5%** of business funding

*77.1% of founders who receive VC funding are white. Only 2.2% of that funding went to female founding teams.

***Remaining 83%** comes from personal savings, family or credit cards*

(Many would-be founders lack this privilege)

Source: Kauffman Foundation

Product #1: Convertible Income Share Agreement Provides Flexible Capital to Founders

SALLY
Entrepreneur, CEO ACME Inc.

ACME Inc.

INCOME SHARE AGREEMENT (ISA)

- 10+ yrs experience / $120k previous income / 700 credit score
- $40,000 investment

SIMPLE AGREEMENT FOR FUTURE EQUITY (SAFE)

- SaaS business model
- Use of proceeds - Polish MVP and customer acquisition
- 2-5% SAFE (convertible equity)

Convertible Income Share Agreement (CISA)

Chisos owns income share agreement (ISA) directly with Sally & SAFE with Acme Inc.
ISA survives regardless of business outcome

Founder Friendly Terms

- Flexible ISA payback (start and end)
- 1x payoff cap with qualifying funding
- Equity clawback option up to ⅔
- ISA obligation decoupled from venture (clean cap table)

> Traditional venture looked at KnowCap and determined we didn't fit into any of the pattern-matching boxes. Chisos took the time to dig deep into what we are building at KnowCap and help us clarify our own vision.
>
> **STEPHEN ALRED**
> KNOWCAP INTERACTIVE

> We tried to get a traditional bank loan. Very little conversation about projections, vision, and prospects. They're going based on historical performance, whereas Chisos comes with a different approach.
>
> **TINIA PINA**
> RE-NUBLE, INC.

> What I needed was capital that would take me past an MVP to something that is ready for consumption.
>
> **DAVID BUBE ONYEADOR**
> FUNWALLET, INC

U.S. Market Size


1,000,000+
BUSINESS APPLICATIONS PER YEAR
300,000+
BUSINESSES SEEKING STARTUP CAPITAL
10k+

CHISOS' INITIAL YEARLY APPLICANT POOL

Potential funding pool of $3.0+ billion per year, an increasing trend as more seek their own business.

Millennials and Gen Zers are

188%

more likely to have the aim of creating a side business, compared to baby boomers.

Source: Salesforce, 2019

Chisos Portfolio Investments



JENNIFER KIESEWETTER
CROSSWALK HEALTH
February 2021



AMANDA LEVAY
REDACTABLE
January 2021



GREG FOSTER
VIZEN ANALYTICS
December 2020



KYIANA WILLIAMS
ENTERTWINE
February 2021



TIMOTHY DOELGER
TRUFISHING
March 2021



ARMEN ROSTAMIAN
GRUV
June 2020



TINIA PINA
RE-NUBLE
May 2020



STEPHEN ALRED
KNOWCAP INTERACTIVE
July 2020



DAVID ONYEADOR
FUNWALLET
June 2020



RITU MALHOTRA
DIALOGGBOX
March 2021

How We Select Investments

OPPORTUNITY SCORE

CHISOS

Step 1

FOUNDER SCORE

- Accomplished track record
- Creditworthiness
- Debt-to-income levels
- Strong personal references
- High previous income levels
- Technical/domain expertise

Step 2

BUSINESS SCORE

- Use of proceeds
- Growth potential
- Current state
- Tech-enabled solution
- Current investors
- Future capital needs

Chisos - Today. Tomorrow. Future.

01

Proof of Concept:

Chisos brings on the first round of founders to the pilot program, and builds market awareness.

PHASE I

- $200k deployed
- 5 entrepreneurs funded
- $11k in ISA repayments (June-Dec.)

02

Asset Manager:

Chisos evolves to become a new kind of asset manager utilizing equity and debt capital vehicles.

PHASE II

- Fund I/II/III - $50 million
- Target SPVs - $100 million
- Debt facilities - $150 million
- Decentralized asset pools - $250 million

03

Global CISA Platform:

Chisos provides the platform and tools to connect capital and outcome-based opportunities

PHASE III

- Marketplace expansion provides risk-mitigated investment tools to support entrepreneurs across the world

Team



WILLIAM STRINGER
CO-FOUNDER & CEO

Will leads investment strategy at Chisos. He has more than ten years of investment experience, with IB work at Merrill Lynch, and 4 yrs as the Sr. Investment team member at a $1B+ AUM family office, reviewing and managing hundreds of private and public opportunities. He has been an advisor to multiple fintech ventures and is an angel and digital asset investor.



STEPHEN GRINALDS
CO-FOUNDER & CTO

Stephen heads up the Investment platform technology initiatives and infrastructure. Stephen is an expert in distributed systems, has been awarded multiple patents, co-founded three early stage ventures, and serves in advisory for the UN's information technology research division. He was VP Engineering of Emergent Technology Labs, and he manages a family office.



EMMANUEL DE BOUCAUD
CAPITAL FINANCE AND STRATEGY

Software and Venture Capital executive with 20 years of successful corporate and business development, fund raising, M&A, P&L experience, as well as international expansion leadership, board and advisory seats.



CLAIRE VEUTHEY
ECOSYSTEM AND PARTNERSHIPS

ESG & impact investing specialist working to refine the business development, investment processes, fundraising efforts, and GTM strategy and execution.



KEN ASEME
CFO & COMPLIANCE

Financial services professional and qualified accountant with vast experience working in senior finance roles alternative investment management, fund finance, structured finance, and commercial and consumer banking strategy.



KINSEY SULLIVAN WOLF
MARKETING AND BRAND STRATEGY

Startup marketing strategist working with mission-driven companies. Former in-house marketing lead for a FinTech startup. BBA from UNC-Chapel Hill.

Traction

<u>Capital</u>

- Raised $550k pre-seed operating capital
- Raised $500k Fund I
- Currently raising $10mm Fund II

<u>Investments</u>

- 350+ applications through online web app
- 60 applications in March 2021
- 10 investments complete
- 2 investments in final diligence

<u>Technology</u>

- Developed proprietary underwriting algorithm
- Built semi-automated application & diligence process

<u>Growing Media Footprint to Attract Founders</u>


An alternative capital raise.
The convertible income share agreement.
With William Stringer
CEO & Founder, Chisos Capital
February 2nd – 4PM PST
CHISOS


WILLIAM STRINGER – INVESTING IN ENTREPRENEURS
1 MONTH AGO · 47:47
OPT OUT LIFE
William Stringer - Investing in Entrepreneurs
00:00:00


Extra Crunch
12 'flexible VCs' who operate where equity meets revenue share
Founders seeking non-dilutive funding: start here

Early Opportunity Fund I Summary

FUND SIZE $500,000

DEPLOYMENT STATUS 10 Investments, $415,000 Complete
2-3 Remaining, $85,000 Available

DEMO & GEO DIVERSITY

50% FEMALE FOUNDERS



50% MINORITY FOUNDER



Minority
50.0%
White/Caucaisan
50.0%

Combined 70% Underrepresented



REACHING ACROSS THE USA

FUNDING GREAT & QUALIFIED ENTREPRENEURS

- ~350+ apps completed since inception (60 March run rate)
- 3 of 10 Founders making regular ISA payments
- 1st company reached qualifying funding : Re-nuble Inc. 11/2020

GENERATING CASH FLOW & YIELD FOR INVESTORS

ISA payments collected

$18.9K - 4.5% of deployed cap.

1st dividend payment
June 2021

Est. 2021 cash flow returns

$46.3K (9.2%)

This page contains forward-looking statement that cannot be guaranteed

Chisos Revenue Forecast


$50,000,000
$40,000,000
$30,000,000
$20,000,000
$10,000,000
$0
2021
2022
2023
2024
2025
2026
Marketplace/SaaS
Asset Mgmt

Asset Mgmt

- Assumes $250mm in combined AUM & AUA in 2026

Marketplace/SaaS

- Assumes ~200,000 CISA investments from 3rd party investors managed on the platform.
- Pricing assumption of $14/month/ investment

This graph contains forward-looking statement that cannot be guaranteed

Chisos Business Structure

Chisos LLC

CISA Sourcing, Underwriting & Servicing Platform

- Mgmt fees
- Carried interest
- Transaction fees
- Processing fees

Chisos Capital
Asset Management Business

Chisos Fund I ($500k)

Chisos Fund II ($10 million)

All Future Chisos Funds and SPVs

- SaaS revenue
- Transaction fees
- Processing fees
- Licensing fees

Broader Platform Opportunities

CISA Servicing platform

- SaaS revenue model
- Customers: Universities, municipalities, corporate innovation, solo GPs
- Expansion: Global marketplace

Capital Raise and Use of Proceeds

RAISING $1.5 MILLION

TALENT

- Hire 4-6 full time employees over next 18 months

TECHNOLOGY

- Scale sourcing, underwriting & servicing capabilities

CAPITAL

- Raise and deploy $10 million Fund II
- Secure $10-25 million debt financing facility to scale

FOUNDERS / INVESTMENTS

- Invest in 250-400 founders over next 2.5 years

24 MONTH USE OF PROCEEDS



OTHER GENERAL EXPENSE
5.0%
MARKETING / BRANDING
20.0%
Investment/Community/BD
30.0%
LEGAL / ACCOUNTING
15.0%
SaaS/Marketplace Dev.
30.0%

Investors receive preferred distributions and participate in all revenue streams in perpetuity

Thank you.